

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

November 3, 2023

David Klein
Chief Executive Officer
Canopy Growth Corporation
1 Hershey Drive
Smiths Falls, Ontario, K7A 0A8

  Re: Canopy Growth Corporation
    Amendment No. 4 to Preliminary Proxy Statement on Schedule 14A
    Filed August 11, 2023
    File No. 001-38496

Dear David Klein:

  We have reviewed your filing and have the following comments.

  Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

  After reviewing your response to this letter, we may have additional comments.

Amendment No. 4 to Preliminary Proxy Statement on Schedule 14A

Amendment Proposal, page 13

1. We note your disclosure on page 18 that Canopy and Canopy USA restructured Canopy's interests in Canopy USA to ensure that Canopy would be able to deconsolidate the financial results of Canopy USA from Canopy's financial statements in accordance with US GAAP. Based on the facts and circumstances, the staff would object to deconsolidation of Canopy USA once the conditional THC interests are acquired. Please revise your discussion of the accounting for the "Structural Amendments" accordingly.

Structure of Canopy USA, page 23

2. We note your response to prior comment 16. Please identify this third-party investor in your disclosure document as well as the natural person(s) that control this investor.

  We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

David Klein
Canopy Growth Corporation
November 3, 2023
Page 2

       Please contact Tara Harkins at 202-551-3639 or Lynn Dicker at 202-551-3616 if you have questions regarding comments on the financial statements and related matters. Please contact Alan Campbell at 202-551-4224 or Laura Crotty at 202-551-7614 with any other questions.

                       Sincerely,

                       Division of Corporation Finance
                       Office of Life Sciences

cc: Yariv Katz